SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY-TRADED COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras) hereby informs its shareholders and the market in general that, received on November 14, 2017, from Comissão de Valores Mobiliários - CVM, the official letter nº 374/2017/CVM/SEP/GEA-1, requesting clarifications about the news in the media Valor Online, on 11.14.2017, under the title “Eletrobras should end the year with investments lower than 2016” as transcribed at the end of this market announcement.

In compliance with the above mentioned Official Letter, the Company clarifies the following:

1. As the Company disclosed to the market, on November 13, 2017, through the Investors Report on the Quarterly Information for the period ended September 30, 2017, the Company performed investments of the order in the nine months of 2017 of R$ 3,764 million, about 42% of what is planned for the fiscal year 2017, which totals R$ 8,953 million;

2. The assessment made by the Company's CEO, as stated in the news, was that the Company has made approximately R$ 1,230 million per quarter in 2017, and therefore should realize this approximate amount in the last quarter of 2017, which added up to R$ 3,764 million already made, would sum investments of the order of R$ 5,000 million in 2017, therefore, below the investments made in 2016, according to the following table:

	Planned 2017	Up to 1Q17	Up to 2Q17	Up to 3Q17	Up to 9M17	(%) 9M17
Generation	4,065.5	610.1	556.5	659.1	1,825.8	45%
Corporate Expansion	1,768.0	140.3	168.1	232.1	540.5	31%
SPEs Expansion	1,801.7	439.0	338.3	358.6	1,136.0	63%
Maintenance	495.9	30.8	50.2	68.4	149.3	30%
Transmission	2,308.9	383.0	462.2	388.0	1,233.3	53%
Corporate Expansion	1,324.8	133.2	185.4	187.9	506.5	38%
SPEs Expansion	636.4	196.5	191.2	134.4	522.0	82%
Maintenance	347.7	53.3	85.7	65.7	204.7	59%
Distribution	1,412.1	153.9	166.6	162.1	482.7	34%
Corporate Expansion	1,014.1	93.6	124.1	113.0	330.7	33%
Maintenance	397.9	60.3	42.6	49.2	152.0	38%
Others	1,167.2	56.6	69.6	96.3	222.6	19%
Total	8,953.7	1,203.7	1,255.0	1,305.6	3,764.3	42%

MARKET ANNOUNCEMENT

3. The Marketletter on the Quarterly Information for the period ended September 30, 2017 and the presentation of the Conference Call to the market on November 14, 2017, with the data mentioned above related to 3Q17 and the accumulated in nine months, are available on the CVM website (www.cvm.gov.br), Eletrobras (www.eletrobras.com/ri) and have been duly filed with the New York Stock Exchange - NYSE, US Securities and Exchange Commission (SEC) and Madrid Stock Exchange - Latibex, and are available to all investors. The presentation of the press conference held on November 14, 2017, with similar content, is also on the Eletrobras website.

4. In relation to the payment or not of dividends of 2017, the Company does not make any projection or estimate, since it is necessary to wait for the result of the last quarter of 2017, to be ended on December 31, 2017, and also of approval by the General Shareholders' Meeting to be held until April 2018. However, the Company's Dividend Policy, also available on the CVM website (www.cvm.gov.br), Eletrobras (www.eletrobras.com/ri) and duly filed with the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC) and the Madrid Stock Exchange – Latibex, establishes that the Company shall pay dividends of approximately 25% (twenty five percent) of adjusted net profit, observing the hypotheses of retention of profit and constitution of established legal and statutory reserves. Accordingly, Eletrobras, until September 30, 2017, presents a net profit of R$ 2,272 million and, therefore, if the 2017 fiscal year ended on that base date, there could be the payment, in accordance with with the Company's Dividend Policy.

5. However, once again, it should be noted that the Company does not assume any commitment of future results or dividend payments, as stated in the disclaimer of its presentations to the market and press conference, already mentioned above;

6. Regarding the continuity of the operation by the distributoion companies in the North and Northeast, controlled by Eletrobras, as temporary service provider, until they are sold, we do not verify that this information was performed by the Company, at press conference events or meeting held on November 14, 2017, however, this condition was resolved by the 165th Extraordinary General Meeting held on July 22, 2016, as recorded in the respective minutes of the shareholders' meeting that is available on the website (www.cvm.gov.br), Eletrobras (www.eletrobras.com/ri) and was duly filed with the New York Stock Exchange - NYSE, US Securities and Exchange Commission (SEC) and the Madrid Stock Exchange - Latibex , being available to all investors. In addition, in the presentation of the Conference Call to the market, on November 14, 2017, previously filed and disclosed to the market, was showed the tentative calendar of sale of the Distributors, in force on that date.

MARKET ANNOUNCEMENT

In view of the foregoing, the Company does not verify data and information that have been published by the press, without prior disclosure to the market by the Company, through the appropriate channels, pursuant to CVM Instruction 358/02.

Rio de Janeiro, November 16, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 374/2017/CVM/SEP/GEA-1

“Subject: Request for clarification on news

Dear Officer,

1. We report to the news published on this date, in the Valor Online media, section Companies, under the heading "Eletrobras must end the year with investments lower than 2016", which summarize the following statements:

 Eletrobras will end the year with investments of more than R$ 5 billion, the Company CEO Wilson Ferreira Jr. said on Tuesday. If confirmed, the value will be lower than last year, in the order of R$ 8.5 billion.

[...]

The executive also said he believes the company should pay dividends on the results for 2017. "I think so, at the pace that is [the result in the year]," he told a news conference.

[...]

Distribution Companies

Eletrobras will continue to operate its distributors in the North and Northeast as a service provider until the companies are sold, with forecast for April, said the company's financial and investor relations officer, Armando Casado.

2. In reference to the news stated above, we request a statement from the company regarding the highlighted statement, commenting about the informations considered important about this subject.

3. In addition, as stated in CVM Instruction No. 358/2002, article 4, sole paragraph, provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market;

MARKET ANNOUNCEMENT

4. The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/B3, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

5. The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 11/16/2017, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.